SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,172,682 Net interest income 1,678,713 Loans and accounts receivables from customers and banks, net 39,557,025 Net fee and commission income 490,099 Loans and accounts receivables from customers at fair value, net 246,511 Result from financial operations 230,573 Financial instruments 10,137,671 Total operating income 2,399,385 Financial derivative contracts 10,366,579 Provision for loan losses (473,364) Other asset ítems 7,949,108 Support expenses (782,351) Total assets 70,429,576 Other results (72,422) Income before tax 1,071,248 Principal liabilities MCh$ Income tax expense (168,505) Deposits and other demand liabilities 12,745,597 Net income for the period 902,743 Time deposits and other time liabilities 17,334,333 Issued debt and regulatory capital instruments 10,387,126 Attributable to: Financial derivative contracts 10,683,661 Equity holders of the Bank 889,629 Other liabilities ítems 14,531,751 Non-controlling interest 13,114 Total equity 4,747,108 Total liabilities and Equity 70,429,576 Equity attributable to: Equity holders of the Bank 4,630,526 Non-controlling interest 116,582 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of October 31, 2025 The principal balances and results accumulated for the period ending October 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander
Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Octubre de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Octubre de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.172.682
Créditos y cuentas por cobrar a clientes y bancos	39.557.025
Créditos y cuentas por cobrar a clientes a valor razonable	246.511
Instrumentos financieros	10.137.671
Contratos de derivados financieros	10.366.579
Otros rubros del activo	7.949.108
Total Activos	**70.429.576**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	12.745.597
Depósitos y otras captaciones a plazo	17.334.333
Instrumentos de deuda y capital regulatorio emitidos	10.387.126
Contratos de derivados financieros	10.683.661
Otros rubros del pasivo	14.531.751
Total patrimonio	4.747.108
Total Pasivos y Patrimonio	**70.429.576**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.630.526
Interés no controlador	116.582

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.678.713
Ingresos netos de comisiones	490.099
Resultado de operaciones financieras	230.573
Total ingresos operacionales	**2.399.385**
Gasto de pérdidas crediticias	(473.364)
Gastos de apoyo	(782.351)
Otros resultados	(72.422)
Resultado antes de impuesto	**1.071.248**
Impuesto a la renta	(168.505)
Utilidad consolidada del periodo	**902.743**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	889.629
Interés no controlador	13.114

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?